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                      Securities and Exchange Commission

                            Washington, D.C.  20549

                                Schedule 13D/A4

                   Under the Securities Exchange Act of 1934

                   PENNSYLVANIA REAL ESTATE INVESTMENT TRUST
                 --------------------------------------------
                               (Name of Issuer)

                      Certificates of Beneficial Interest
                      --------------------------------------
                        (Title of Class of Securities)

                                  709102 10 7
                               ----------------
                                (CUSIP Number)


                               Leonard I. Korman
                      Two Neshaminy Interplex, Suite 305
                          Trevose, Pennsylvania 19053
                           _________________________
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)

                                March 25, 1998
                                --------------
                     (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.
[  ]


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



NOTE: This Amendment No. 4 to the Schedule 13D filed on February 28, 1986 is
----
being filed to report a change in beneficial ownership that will terminate the filer's obligation to report.
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CUSIP NUMBER:  709102 10 7                                                                                        PAGE 2 OF 6 PAGES
____________________________________________________________________________________________________________________________________

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1)   Names of Reporting Persons; S.S. or I.R.S. Identification

          Leonard I. Korman
____________________________________________________________________________________________________________________________________


2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                                                              (a)
                                                                                                                               (b)X
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3)   SEC Use Only
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4)   Source of Funds (See Instructions)                                                                                          PF
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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                                         N/A
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6)  Citizenship or Place of Organization                                                                               U.S. Citizen
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   Number of                 7)  Sole Voting Power                                                                         243,088
    Shares        _________________________________________________________________________________________________________________
 Beneficially
   Owned by                  8)  Shared Voting Power                                                                       139,922
Each Reporting    _________________________________________________________________________________________________________________
 Person With
                             9)  Sole Dispositive Power                                                                    243,088
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                            10)  Shared Dispositive Power                                                                  139,922
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11) Aggregate Amount Beneficially Owned by Each Reporting Person                                                           383,430
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12) Check if the Aggregate Amount in Row (11)
    Excludes Certain Shares (See Instructions)                                                                                 N/A
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13) Percent of Class Represented by Amount in Row (11)                                                                         2.9%
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14) Type of Reporting Persons (See Instructions)                                                                                IN
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CUSIP NUMBER:  709102 10 7                                                                                        PAGE 3 OF 6 PAGES
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              This Amendment No. 4, dated March 25, 1998, amends Item 5 of the
Schedule 13D, dated February 28, 1986, as amended and supplemented by Amendments
No. 1, 2 and 3 thereto, filed by Leonard I. Korman.  The changes in beneficial ownership reflected herein will terminate Mr. Korman's obligation to report.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

     (a) The following information is as of March 25, 1998:

               Mr. Korman beneficially owns 383,430 Certificates of Beneficial Interest, being approximately 2.9% of the Certificates of Beneficial Interest issued and outstanding as of December 31, 1997, as reported by counsel to PREIT, with such beneficial ownership being computed in accordance with Rule 13d-3(d)(1) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act").

               Of these Certificates of Beneficial Interest, Mr. Korman owns
     243,088 Certificates of Beneficial Interest in his own name, Mr. Korman's wife, Jane Korman, owns 420 Certificates of Beneficial Interest, and the balance of the Certificates of Beneficial Interest are held by the following trusts or foundation, for each of which Mr. Korman serves as a co-trustee and one of which he is also the income beneficiary:
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                                                                     Certificates of
Name                                                               Beneficial Interest
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

     Hyman Korman Family Foundation                                             87,570

     Trust Established Under Item Seventh of the Will of Max
          Wm. Korman, deceased, for the Benefit of Leonard
          Korman (the "Item 7 Trust for Leonard Korman")                        10,528

     Trust of Hyman Korman, settlor, under Agreement of Trust
          dated January 1, 1942, sur trust for Judith K.
          Langsfeld ("1942 Trust for Judith Langsfeld")                          6,000

     Trust of Hyman Korman, settlor, under Agreement of Trust
          dated January 1, 1942, sur trust for Joan R. Sohn
          ("1942 Trust for Joan Sohn")                                           6,000

     Trust of Susan J. Korman under Indenture of Trust dated
          November 11, 1986 (the "1986 Trust for Susan Korman")                 14,913

     Trust of Catherine S. Korman under Indenture of Trust
          dated December 21, 1988 (the "1988 Trust for
          Catherine Korman")                                                    14,911
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CUSIP NUMBER:  709102 10 7                                                                                        PAGE 4 OF 6 PAGES
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     Mr. Korman disclaims beneficial ownership of an aggregate of 140,342
     Certificates of Beneficial Interest which are owned by his wife, Jane
     Korman, and by trusts of which he serves as a fiduciary, except for 10,528
     Certificates of Beneficial Interest owned by a trust of which Mr. Korman is a co-trustee and the income beneficiary.  Mr. Korman also disclaims membership in any "group" relating to the Shares with any such persons for the purposes of Rule 13d-5 under the Exchange Act.

          (b) Mr. Korman has sole power to vote and to dispose of 243,088 Certificates of Beneficial Interest, no voting or disposition power over 420 Certificates of Beneficial Interest owned by his wife, Jane Korman, and shared voting and disposition power with respect to 139,922 Certificates of Beneficial Interest, the balance of the Certificates of Beneficial Interest specified in Item 5(a) hereof.

               The following information is provided with respect to the persons with whom Mr. Korman has shared voting and disposition power:

               The co-trustees of the Hyman Korman Family Foundation are I. Barney Moss, Berton E. Korman and Steven H. Korman.

               The co-trustees of the Item 7 Trust for Leonard Korman are Berton
          E. Korman and Judith K. Langsfeld.

               The co-trustee of the 1942 Trust for Judith Langsfeld is Berton
          E. Korman.

          The co-trustee of the 1942 Trust for Joan Sohn is Sarah R. Moss.

               The co-trustees of the 1986 Trust for Susan Korman are Jane Korman and Susan Korman Schurr.

               The co-trustees of the 1988 Trust for Catherine Korman are Jane Korman and Catherine Korman Altman.

          Each of the co-trustees is a United States citizen and has a business address at Two Neshaminy Interplex, Suite 307, Trevose, Pennsylvania 19053.
     To the knowledge of Leonard I. Korman, none of the co-trustees has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or funding any violation with respect to such laws.
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CUSIP NUMBER:  709102 10 7                                                                                        PAGE 5 OF 6 PAGES
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          The principal occupation of Berton E. Korman is President of Korman
     Residential Properties, Inc.; and the principal occupation of Steven H.
     Korman is President of Korman Communities.  Catherine Korman Altman is
     employed by Korman Commercial Properties.  Korman Commercial Properties,
     Korman Residential Properties, Inc. and Korman Communities are each located at Two Neshaminy Interplex, Suite 307, Trevose, Pennsylvania 19053 and are
     each engaged in various phases of real estate activity.  I. Barney Moss is retired.  Judith Langsfeld, Sarah Moss, Jane Korman and Susan Korman Schurr
     are not employed outside the home.

          (c) Since the filing of Amendment No. 3 to Schedule 13D filed by Mr.
     Korman on August 20, 1996, his most recent filing on Schedule 13D, Mr.
     Korman ceased to be the "beneficial owner" (as defined in Rule 13d-3(d)(1)
     under the Exchange Act) of 87,984 Certificates of Beneficial Interest held in certain trusts for which Mr. Korman serves as co-trustee and 2,351
     Certificates of Beneficial Interest previously held in a trust for which
     Mr. Korman served as co-trustee but which trust was terminated and the
     Certificates transferred to the beneficiary of such trust.
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CUSIP NUMBER:  709102 10 7                                                                                        PAGE 6 OF 6 PAGES
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SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  March 25, 1998




                                /s/ Leonard I. Korman
                               -----------------------------
                              Leonard I. Korman